FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 1-07952

KYOCERA CORPORATION

6, Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: July 31, 2014

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Three Months Ended June 30, 2014

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Three Months Ended June 30, 2014

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Three Months Ended June 30, 2014

(1) Consolidated results of operations				(% of change from previous period)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Three Months ended June 30, 2014	334,714	0.9	18,782	(26.0)	30,680	(11.9)	19,467	(14.1)
Three Months ended June 30, 2013	331,655	11.4	25,398	—	34,813	636.5	22,651	244.8

(Note) Comprehensive income:

31,000 million yen for the three months ended June 30, 2014, (78.4)% of change from previous period

143,687 million yen for the three months ended June 30, 2013

	Net income attributable to shareholders of Kyocera Corporation per share - Basic	Net income attributable to shareholders of Kyocera Corporation per share - Diluted
	Yen	Yen
Three Months ended June 30, 2014	53.06	53.06
Three Months ended June 30, 2013	61.74	61.74

Kyocera Corporation undertook a stock split at the ratio of two-for-one of all common stock on October 1, 2013. “Net income attributable to shareholders of Kyocera Corporation per share-Basic” and “Net income attributable to shareholders of Kyocera Corporation per share-Diluted” during the three months ended June 30, 2013 are calculated under the assumption that the stock split had been undertaken at the beginning of the year ended March 31, 2014 in accordance with the standard related to earnings per share.

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
June 30, 2014	2,633,602	1,999,276	1,925,976	73.1
March 31, 2014	2,636,704	1,987,226	1,910,083	72.5

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2014	—	80.00	—	40.00	—
Year ending March 31, 2015	—	—	—	—	80.00

(Note) “End of second quarter” dividend per share of 80.00 yen for the year ended March 31, 2014 was calculated based on the number of shares before the stock split undertaken on October 1, 2013. Dividends per share for the year ending March 31, 2015 are forecasted to be 80.00 yen on an annual basis.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2015

				(% of change from previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2015	1,580,000	9.2	135,000	12.0	158,000	8.0	97,000	9.3	264.40

(Note) Forecast of earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares outstanding during the three months ended June 30, 2014.

(Notes)

(1) Increase or decrease in significant subsidiaries during the three months ended June 30, 2014: None

(2) Adoption of concise quarterly accounting method or procedure: None

(3) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Please refer to the accompanying “2. OTHER INFORMATION” on page 10.

(ii) Changes due to other than adoption of new accounting standards: None

(4) Number of shares (common stock):

(i) Number of shares issued:

377,618,580 shares at June 30, 2014	377,618,580 shares at March 31, 2014

(ii) Number of treasury stock:

10,752,498 shares at June 30, 2014	10,751,865 shares at March 31, 2014

(iii) Average number of shares outstanding:

366,866,223 shares for the three months ended June 30, 2014	366,877,455 shares for the three months ended June 30, 2013

“Average number of shares outstanding” for the three months ended June 30, 2013 are calculated under the assumption that the stock split undertaken on October 1, 2013 had been undertaken at the beginning of the year ended March 31, 2014.

Presentation of Situation of Review Procedure

The consolidated financial information included in this report is out of scope of the review procedure under the Financial Instruments and Exchange Law of Japan. The review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of disclosure of this report.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 9.

Accompanying Information

1. BUSINESS RESULTS, FINANCIAL CONDITION AND PROSPECTS

(1) Business Results for the Three Months Ended June 30, 2014

Economic Situation and Business Environment

During the three months ended June 30, 2014 (“the first quarter”) the Japanese economy showed moderate recovery due primarily to an increase in private capital investment which was more than sufficient to offset a decrease in personal consumption caused by the impact of an increase in the consumption tax rate. Overseas, the U.S. economy expanded on the back of increases in personal consumption and private investment. The Chinese economy also continued to grow. In addition, the European economy showed signs of recovery.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), demand for conventional mobile phones declined while demand for smartphones increased. As a result, shipment volume for mobile phone handsets overall remained roughly unchanged compared with the three months ended June 30, 2013 (“the previous first quarter”). The growth of the solar energy market in Japan slowed due mainly to the conclusion of government subsidies supporting residential-use solar power generation systems and the impact of the increase in the consumption tax rate. On the other hand, sales volume in the automotive market increased steadily, particularly in China and the United States.

Consolidated Financial Results

Sales in the Information Equipment Group and the Fine Ceramic Parts Group increased in the first quarter. In addition, sales in the Semiconductor Parts Group also increased due to a contribution from a subsidiary acquired by the Kyocera Group in the previous fiscal year. On the other hand, sales in the Applied Ceramic Products Group, and the Electronic Device Group which undertook structural reforms in the previous fiscal year, decreased in the first quarter compared with the previous first quarter. As a result, consolidated net sales for the first quarter increased by ¥3,059 million, or 0.9%, to ¥334,714 million, compared with ¥331,655 million for the previous first quarter.

Profit for the first quarter decreased compared with the previous first quarter due to decreased profit in the Applied Ceramic Products Group, the Semiconductor Parts Group and the Telecommunications Equipment Group more than sufficient to offset an increase in profit in the Information Equipment Group and the Electronic Device Group. Profit from operations decreased by ¥6,616 million, or 26.0%, to ¥18,782 million, compared with ¥25,398 million for the previous first quarter. Income before income taxes decreased by ¥4,133 million, or 11.9%, to ¥30,680 million, compared with ¥34,813 million for the previous first quarter. Net income attributable to shareholders of Kyocera Corporation for the first quarter decreased by ¥3,184 million, or 14.1%, to ¥19,467 million, compared with ¥22,651 million for the previous first quarter.

Average exchange rates for the first quarter were ¥102 to the U.S. dollar, marking depreciation of ¥3 (approximately 3%) from ¥99 for the previous first quarter, and ¥140 to the Euro, marking depreciation of ¥11 (approximately 9%) from ¥129 for the previous first quarter.

	Three months ended June 30,				Increase (Decrease)
	2013		2014
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except exchange rates)
Net sales	¥331,655	100.0	¥334,714	100.0	¥3,059	0.9
Profit from operations	25,398	7.7	18,782	5.6	(6,616)	(26.0)
Income before income taxes	34,813	10.5	30,680	9.2	(4,133)	(11.9)
Net income attributable to shareholders of Kyocera Corporation	22,651	6.8	19,467	5.8	(3,184)	(14.1)
Average US$ exchange rate	99	—	102	—	—	—
Average Euro exchange rate	129	—	140	—	—	—

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Sales and operating profit in this reporting segment increased compared with the previous first quarter due to an increase in sales of components for industrial machinery such as components for semiconductor processing equipment and of automotive components such as camera modules.

2) Semiconductor Parts Group

Sales in this reporting segment increased compared with the previous first quarter due primarily to a sales contribution from Kyocera Circuit Solutions, Inc., which became a consolidated subsidiary of Kyocera in October 2013. On the other hand, operating profit in this reporting segment decreased compared with the previous first quarter as a result of expected sales growth of certain organic packages being postponed to the three months ending September 30, 2014 (“the second quarter”) onwards and the impact of price erosion.

3) Applied Ceramic Products Group

Sales in the cutting tool business increased steadily, primarily for the overseas automotive industry. However, sales in the solar energy business decreased due to a decline in the prices of solar modules, as well as to a concentration of sales from large-scale solar projects for the public and commercial sectors coming in the second quarter onwards. As a result, sales and operating profit in this reporting segment decreased compared with the previous first quarter.

4) Electronic Device Group

Sales in this reporting segment decreased compared with the previous first quarter due to the impact of structural reforms implemented in the previous fiscal year to downsize certain operations in the segment. Operating profit, however, increased compared with the previous first quarter due primarily to the effects of such structural reforms and cost reductions.

5) Telecommunications Equipment Group

Sales in this reporting segment remained unchanged. Operating loss was recorded due primarily to delay in the timing of shipment of certain new products, which shifted to the second quarter.

6) Information Equipment Group

Sales volume of multifunctional products grew due to new product launches and activities to cultivate the markets and to expand sales. Coupled with the effect of cost reductions, sales and operating profit in this reporting segment increased compared with the previous first quarter.

7) Others

Sales in this reporting segment increased compared with previous first quarter due primarily to an increase in sales at Kyocera Communication Systems Co., Ltd. However, operating profit was almost unchanged compared with the previous first quarter due primarily to increased R&D expenses.

Net Sales by Reporting Segment

	Three months ended June 30,				Increase (Decrease)
	2013		2014
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥18,716	5.7	¥20,852	6.2	¥2,136	11.4
Semiconductor Parts Group	41,474	12.5	48,464	14.5	6,990	16.9
Applied Ceramic Products Group	61,496	18.5	53,809	16.1	(7,687)	(12.5)
Electronic Device Group	73,315	22.1	66,187	19.8	(7,128)	(9.7)

Total Components Business	195,001	58.8	189,312	56.6	(5,689)	(2.9)
Telecommunications Equipment Group	38,512	11.6	38,515	11.5	3	0.0
Information Equipment Group	70,713	21.3	77,482	23.2	6,769	9.6

Total Equipment Business	109,225	32.9	115,997	34.7	6,772	6.2
Others	38,061	11.5	41,614	12.4	3,553	9.3
Adjustments and eliminations	(10,632)	(3.2)	(12,209)	(3.7)	(1,577)	—

Net sales	¥331,655	100.0	¥334,714	100.0	¥3,059	0.9

Operating Profit (Loss) by Reporting Segment
	Three months ended June 30,				Increase (Decrease)
	2013		2014
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥2,903	15.5	¥3,355	16.1	¥452	15.6
Semiconductor Parts Group	7,923	19.1	5,655	11.7	(2,268)	(28.6)
Applied Ceramic Products Group	8,041	13.1	2,820	5.2	(5,221)	(64.9)
Electronic Device Group	6,170	8.4	7,664	11.6	1,494	24.2

Total Components Business	25,037	12.8	19,494	10.3	(5,543)	(22.1)
Telecommunications Equipment Group	(1,406)	—	(3,584)	—	(2,178)	—
Information Equipment Group	6,067	8.6	7,603	9.8	1,536	25.3

Total Equipment Business	4,661	4.3	4,019	3.5	(642)	(13.8)
Others	752	2.0	642	1.5	(110)	(14.6)

Operating profit	30,450	9.2	24,155	7.2	(6,295)	(20.7)
Corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary	4,645	—	6,718	—	2,073	44.6
Adjustments and eliminations	(282)	—	(193)	—	89	—

Income before income taxes	¥34,813	10.5	¥30,680	9.2	¥(4,133)	(11.9)

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

1) Japan

Sales in Japan decreased compared with the previous first quarter due primarily to a decline in sales from large-scale solar projects for public and commercial sectors, and to decreased sales in the Telecommunications Equipment Group, although sales in the Semiconductor Parts Group increased.

2) Asia

Sales in Asia decreased compared with the previous first quarter due mainly to a decline in sales in the Electronic Device Group.

3) Europe

Sales in Europe increased compared with the previous first quarter due primarily to an increase in sales in the Information Equipment Group supported by growth in sales volume of multifunctional products and to growing sales in the Electronic Device Group.

4) United States of America

Sales in the Information Equipment Group increased. On the other hand, sales in the Electronic Device Group decreased. As a result, sales in the United States of America were almost unchanged compared with the previous first quarter.

5) Others

Sales in Others decreased slightly compared with the previous first quarter due to a decrease in sales in the Semiconductor Parts Group and the Telecommunications Equipment Group despite of increased sales in the Information Equipment Group.

	Three months ended June 30,				Increase (Decrease)
	2013		2014
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥139,118	41.9	¥137,474	41.1	¥(1,644)	(1.2)
Asia	68,243	20.6	66,221	19.8	(2,022)	(3.0)
Europe	56,282	17.0	63,299	18.9	7,017	12.5
United States of America	52,189	15.7	52,103	15.6	(86)	(0.2)
Others	15,823	4.8	15,617	4.6	(206)	(1.3)

Net sales	¥331,655	100.0	¥334,714	100.0	¥3,059	0.9

(2) Consolidated Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at June 30, 2014 decreased by ¥58,065 million to ¥277,109 million from ¥335,174 million at March 31, 2014.

1) Cash flows from operating activities

Net cash provided by operating activities for the first quarter decreased by ¥8,065 million to ¥19,720 million from ¥27,785 million for the previous first quarter. This was due mainly to a decrease in net income and cash flow adjustments related to receivables and inventories. That exceeded cash flow adjustment related to notes and accounts payables.

2) Cash flows from investing activities

Net cash used in investing activities for the first quarter increased by ¥9,055 million to ¥56,435 million from ¥47,380 million for the previous first quarter. This was due mainly to an increase in payments for purchases of held-to-maturity securities and a decrease in withdrawal of certificate of deposits. That exceeded an increase in proceeds from maturities of held-to-maturity securities and a decrease in acquisition of time deposits.

3) Cash flows from financing activities

Net cash used in financing activities for the first quarter increased by ¥7,127 million to ¥18,706 million from ¥11,579 million for the previous first quarter. This was due mainly to an increase in dividends paid and purchases of noncontrolling interests.

	Three months ended June 30,
	2013	2014
	(Yen in millions)
Cash flows from operating activities	¥27,785	¥19,720
Cash flows from investing activities	(47,380)	(56,435)
Cash flows from financing activities	(11,579)	(18,706)
Effect of exchange rate changes on cash and cash equivalents	6,606	(2,644)
Net decrease in cash and cash equivalents	(24,568)	(58,065)
Cash and cash equivalents at beginning of period	305,454	335,174
Cash and cash equivalents at end of period	¥280,886	¥277,109

(3) Consolidated Financial Forecasts for the Year Ending March 31, 2015

From the second quarter onward, Kyocera expects component demand to increase in the digital consumer equipment market on the back of new smartphone introductions, as well as proliferation of smartphones in emerging countries. Kyocera will seize such demand and aim to expand sales of small and high-performance components and to increase market share, as well as to improve profitability by pursuing comprehensive cost reductions. In the automotive market, Kyocera will strive to enhance customer cultivation and to expand sales by exploiting the collective strengths of the Kyocera Group.

In the Telecommunications Equipment Group, Kyocera will work to increase sales of mobile phone handsets by releasing new products worldwide and by cultivating major customers overseas. In the Information Equipment Group, Kyocera will also make efforts to expand sales of printers and multifunctional products both in advanced and emerging nations, and to enhance profitability by increasing production volume in Vietnam.

By executing the initiatives above, Kyocera will aim to achieve the full-year financial forecasts, announced on April 28, 2014.

	Results for the year ended March 31, 2014		Forecasts for the year ending March 31, 2015		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except exchange rates)
Net sales	¥1,447,369	100.0	¥1,580,000	100.0	132,631	9.2
Profit from operations	120,582	8.3	135,000	8.5	14,418	12.0
Income before income taxes	146,268	10.1	158,000	10.0	11,732	8.0
Net income attributable to shareholders of Kyocera Corporation	88,756	6.1	97,000	6.1	8,244	9.3
Average US$ exchange rate	100	—	100	—	—	—
Average Euro exchange rate	134	—	137	—	—	—

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	Decline in demand for our products due to sluggish economic conditions in Japan and worldwide;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including the yen’s appreciation, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or our business activities;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations, or the possibility that amendments to laws and regulations or newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including plague, terrorist acts, international disputes and conflicts, etc. and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. OTHER INFORMATION

Changes in accounting policies

Recently Adopted Accounting Standards

On April 1, 2014, Kyocera adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Update (ASU) No. 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date.” This accounting standard requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following: (a) The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors (b) Any additional amount the reporting entity expects to pay on behalf of its co-obligors. The accounting standard also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2014, Kyocera adopted the FASB’s ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” This accounting standard resolves the diversity in practice about whether Accounting Standards Codification (ASC) 810-10, Consolidation—Overall, or ASC 830-30, Foreign Currency Matters—Translation of Financial Statements, applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, this accounting standard resolves the diversity in practice for the treatment of business combinations achieved in stages involving a foreign entity. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2014, Kyocera adopted the FASB’s ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” This accounting standard requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2014		June 30, 2014		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥335,174		¥277,109		¥(58,065)
Short-term investments in debt and equity securities	115,900		129,982		14,082
Other short-term investments	160,331		147,673		(12,658)
Trade notes receivables	22,054		20,887		(1,167)
Trade accounts receivables	257,850		237,140		(20,710)
Less allowances for doubtful accounts and sales returns	(5,062)		(5,050)		12
Inventories	335,802		352,567		16,765
Deferred income taxes	41,499		42,697		1,198
Other current assets	103,887		103,654		(233)

Total current assets	1,367,435	51.9	1,306,659	49.6	(60,776)

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	738,212		804,493		66,281
Other long-term investments	14,847		15,789		942

Total investments and advances	753,059	28.6	820,282	31.1	67,223

Property, plant and equipment:
Land	63,268		63,012		(256)
Buildings	344,167		343,103		(1,064)
Machinery and equipment	826,881		821,305		(5,576)
Construction in progress	11,821		11,673		(148)
Less accumulated depreciation	(975,580)		(971,221)		4,359

Total property, plant and equipment	270,557	10.3	267,872	10.2	(2,685)

Goodwill	116,632	4.4	115,391	4.4	(1,241)
Intangible assets	59,326	2.2	57,711	2.2	(1,615)
Other assets	69,695	2.6	65,687	2.5	(4,008)

Total non-current assets	1,269,269	48.1	1,326,943	50.4	57,674

Total assets	¥2,636,704	100.0	¥2,633,602	100.0	¥(3,102)

	March 31, 2014			June 30, 2014			Increase (Decrease)
	Amount		%	Amount		%
	(Yen in millions)
Current liabilities:
Short-term borrowings		¥4,064			¥4,233		¥169
Current portion of long-term debt		12,360			10,684		(1,676)
Trade notes and accounts payable		122,424			120,464		(1,960)
Other notes and accounts payable		48,224			46,196		(2,028)
Accrued payroll and bonus		56,068			45,838		(10,230)
Accrued income taxes		23,353			9,988		(13,365)
Other accrued liabilities		31,347			35,957		4,610
Other current liabilities		29,611			33,954		4,343

Total current liabilities		327,451	12.4		307,314	11.7	(20,137)

Non-current liabilities:
Long-term debt		19,466			19,153		(313)
Accrued pension and severance liabilities		36,812			32,722		(4,090)
Deferred income taxes		235,954			245,656		9,702
Other non-current liabilities		29,795			29,481		(314)

Total non-current liabilities		322,027	12.2		327,012	12.4	4,985

Total liabilities		649,478	24.6		634,326	24.1	(15,152)

Kyocera Corporation shareholders’ equity:
Common stock		115,703			115,703		—
Additional paid-in capital		162,666			162,699		33
Retained earnings		1,415,784			1,420,576		4,792
Accumulated other comprehensive income		250,963			262,034		11,071
Common stock in treasury, at cost		(35,033)			(35,036)		(3)

Total Kyocera Corporation shareholders’ equity		1,910,083	72.5		1,925,976	73.1	15,893

Noncontrolling interests		77,143	2.9		73,300	2.8	(3,843)

Total equity		1,987,226	75.4		1,999,276	75.9	12,050

Total liabilities and equity		¥2,636,704	100.0		¥2,633,602	100.0	¥(3,102)

Note: Accumulated other comprehensive income is as follows:
	March 31, 2014			June 30, 2014			Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥		293,783	¥		311,457	¥17,674
Net unrealized losses on derivative financial instruments			(260)			(322)	(62)
Pension adjustments			(21,101)			(20,648)	453
Foreign currency translation adjustments			(21,459)			(28,453)	(6,994)

Total	¥		250,963	¥		262,034	¥11,071

(2) Consolidated Statements of Income and Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Three months ended June 30,				Increase (Decrease)
	2013		2014
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥331,655	100.0	¥334,714	100.0	¥3,059	0.9
Cost of sales	245,298	74.0	246,998	73.8	1,700	0.7

Gross profit	86,357	26.0	87,716	26.2	1,359	1.6
Selling, general and administrative expenses	60,959	18.3	68,934	20.6	7,975	13.1

Profit from operations	25,398	7.7	18,782	5.6	(6,616)	(26.0)
Other income (expenses) :
Interest and dividend income	7,539	2.3	10,011	3.0	2,472	32.8
Interest expense	(492)	(0.2)	(468)	(0.1)	24	—
Foreign currency transaction gains, net	1,721	0.5	1,471	0.4	(250)	(14.5)
Other, net	647	0.2	884	0.3	237	36.6

Total other income (expenses)	9,415	2.8	11,898	3.6	2,483	26.4

Income before income taxes	34,813	10.5	30,680	9.2	(4,133)	(11.9)
Income taxes	10,892	3.3	9,736	2.9	(1,156)	(10.6)

Net income	23,921	7.2	20,944	6.3	(2,977)	(12.4)
Net income attributable to noncontrolling interests	(1,270)	(0.4)	(1,477)	(0.5)	(207)	—

Net income attributable to shareholders of Kyocera Corporation	¥22,651	6.8	¥19,467	5.8	¥(3,184)	(14.1)

Per share information:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥61.74		¥53.06
Diluted	61.74		53.06
Average number of shares of common stock outstanding:
Basic	366,877		366,866
Diluted	366,877		366,866

Notes:

(1)	Basic earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares of stock outstanding during each period.

(2)	“Per share information” during the three months ended June 30, 2013 is calculated under the assumption that the stock split at the ratio of two-for-one of all common stock, which took effect on October 1, 2013, had been undertaken at the beginning of the year ended March 31, 2014.

Consolidated Statements of Comprehensive Income

	Three months ended June 30,		Increase (Decrease)
	2013	2014
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥23,921	¥20,944	¥(2,977)

Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities	97,283	17,671	(79,612)
Net unrealized losses on derivative financial instruments	(30)	(59)	(29)
Pension adjustments	(341)	673	1,014
Foreign currency translation adjustments	22,854	(8,229)	(31,083)

Total other comprehensive income (loss)	119,766	10,056	(109,710)

Comprehensive income	143,687	31,000	(112,687)
Comprehensive income (loss) attributable to noncontrolling interests	(4,287)	(378)	3,909

Comprehensive income attributable to shareholders of Kyocera Corporation	¥139,400	¥30,622	¥(108,778)

(3) Notes to the consolidated financial statements

Cautionary Statement for Premise of a Going Concern

None.

Cautionary Statement for Significant Changes in Equity

None.